Filed Pursuant to Rule 424(b)(3)

Registration No. 333-209595

PROSPECTUS SUPPLEMENT NO. 2

To Prospectus dated July 13, 2016

Ferroglobe PLC

106,810,523 Ordinary Shares

This prospectus supplement supplements the prospectus dated July 13, 2016, relating to the offering and resale by the selling stockholders of up to 106,810,523 of our ordinary shares, nominal value $0.01 per share (the “Ordinary Shares”). We will not receive any proceeds from the sale of these shares by the selling stockholders.

This prospectus supplement incorporates into our prospectus the information contained in the attached press release issued by Ferroglobe on November 13, 2016 and filed with the Securities and Exchange Commission on November 14, 2016 in a Report of Foreign Private Issuer on Form 6-K.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

The Ordinary Shares are currently traded on the NASDAQ Global Select Market (the “NASDAQ”) under the symbol “GSM”. On November 11, 2016, the closing price for the Ordinary Shares on the NASDAQ was $11.52 per Ordinary Share.

Investing in our Ordinary Shares involves risks. See “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 14, 2016

Ferroglobe Reports Results for Third Quarter 2016

•	Q3 2016 revenue of $365.0 million, down from $398.0 million in Q2 2016

•	Net loss of $(28.5) million, or $(0.17) on a fully diluted per share basis; Adjusted net loss of $(14.6) million, or $(0.09) on a fully diluted per share basis for the quarter

•	Reported EBITDA loss of $(3.2) million, which includes an impairment charge of $9.0 million for the company’s mining operations in South Africa as well as an inventory impairment charge of $4.3 million; Adjusted EBITDA of $12.8 million for the quarter

•	Operating cash flow generation of $22.5 million and free cash flow generation of $11.7 million for Q3

•	Exceeded working capital synergies target of $100 million by reducing working capital by $136.5 million year-to-date

•	Increased synergies target to $85 million annualized, up from $65 million previously

•	Maintained dividend, reflecting confidence in underlying strength of the business

LONDON, November 14, 2016 – Ferroglobe PLC (NASDAQ: GSM), the world’s leading producer of silicon metal, and a leading silicon- and manganese-based specialty alloys producer, announced today results for the third quarter of 2016.

In the third quarter of 2016, Ferroglobe posted a net loss of $(28.5) million, or $(0.17) per share on a fully diluted basis. Excluding an inventory impairment charge and an additional impairment charge for South Africa, the company posted an adjusted net loss of $(14.6) million, or $(0.09) per share on a fully diluted basis.

Ferroglobe reported an EBITDA loss of $(3.2) million for the third quarter due to an inventory impairment charge of $4.3 million in Venezuela and China, and a further $9.0 million impairment charge of the company’s mining assets in South Africa. Excluding these charges Q3 2016 adjusted EBITDA was $12.8 million.

Net sales in the third quarter totalled $365.0 million, down from $398.0 million sequentially. In the third quarter, Ferroglobe’s average selling price for silicon metal declined by 6% from the previous quarter’s average selling price, primarily due to pressure from low-priced imports. During this period, the average selling price for silicon-based alloys decreased 3% from the second quarter of 2016 and the average selling price for manganese alloys increased 11% from the second quarter of 2016.

In terms of sales volumes, silicon metal experienced a decline of 5% quarter over quarter, silicon alloys experienced a decline of 7% quarter over quarter, and manganese alloys experienced a decline of 16% quarter over quarter, reflecting some seasonality of demand in summer months.

	Nine Months Ended September 30, 2016	Quarter Ended September 30, 2016	Quarter Ended June 30, 2016
Shipments in metric tons:
Silicon Metal	259,016	81,091	85,242
Silicon Alloys	218,271	69,539	74,786
Manganese Alloys	193,985	59,368	70,756

Total shipments*	671,272	209,998	230,784

	Nine Months Ended September 30, 2016	Quarter Ended September 30, 2016	Quarter Ended June 30, 2016
Average selling price ($/MT):
Silicon Metal	$2,240	$2,090	$2,230
Silicon Alloys	$1,421	$1,391	$1,430
Manganese Alloys	$801	$865	$777

Total*	$1,558	$1,512	$1,525

	Nine Months Ended September 30, 2016	Quarter Ended September 30, 2016	Quarter Ended June 30, 2016
Average selling price ($/lb.):
Silicon Metal	$1.02	$0.95	$1.01
Silicon Alloys	$0.64	$0.63	$0.65
Manganese Alloys	$0.36	$0.39	$0.35

Total*	$0.71	$0.69	$0.69

*	Excludes by-products and other

“Despite the poor results this quarter, primarily as a result of this year’s pricing pressures caused by low priced imports, we are now in the pricing season for 2017 and we are beginning to see some meaningful improvements. The market is adjusting to the realities of production costs, rebalanced inventories and idle capacity, with prices above the reported indexes. Additionally, we are changing our contract structures by removing all discounts to index for silicon metal, and will be utilizing those index providers who modify their reporting criteria to better reflect the overall market,” said CEO Pedro Larrea. “In the meantime, we have adapted to circumstances by relentlessly pursuing increased efficiencies, driving higher-than-expected synergies from our merger, and positioning ourselves to benefit from the forthcoming improving pricing environment. To that end, we have taken proactive steps to optimize our asset portfolio and achieved a 13% reduction in our overall cost structure as compared to pro-forma 2015. Combined, these measures have driven positive free cash flow and positive EBITDA on an adjusted basis and our balance sheet remains strong. We are well-positioned to benefit once prices recover,” concluded Larrea.

Financial discipline and cost management remain core priorities

Ferroglobe reported an EBITDA loss of $(3.2) million, primarily due to the impact of a continued challenging pricing environment as well as inventory impairment charges and an additional impairment charge of our South African mining assets.

Excluding these charges, Q3 2016 adjusted EBITDA was $12.8 million. Overall the price decline adversely impacted EBITDA by $6.5 million quarter-over-quarter in addition to volume declines of $1.6 million which were partially offset by reductions in production costs.

Ferroglobe is increasing its expectations for synergy attainment to $85 million on a run rate basis, up from $65 million previously. Year-to-date, already $43 million in synergies have been captured, and a total of $60 million is expected to be achieved in full year 2016. All in all, production costs have been reduced by $13%year-to-date.

In addition to cost management, the company also takes a proactive approach to managing its asset portfolio. As part of this, the company is currently pursuing strategic options regarding its hydro-electric assets in Spain and France. These discussions are at a preliminary stage and the company will provide further detail as and when appropriate.

Ferroglobe generated operating cash flows of $22.5 million in Q3 2016, or $76.3 million year-to-date. A significant part of the operating cash flows comes from working capital improvements of $39.9 million during Q3 2016, bringing improvements year-to-date to $136.5 million. The company has generated $23.1 million of free cash flow year-to-date, of which $11.7 million was generated during Q3 2016.1 Ferroglobe’s net debt was $430 million at the end of Q3 2016, compared to $422 million at the end of Q2 2016.

The Board has decided to maintain the quarterly interim dividend of $0.08 per share, further reflecting the confidence in the underlying strength of the business and the company’s long-term outlook. The dividend will have a record date of December 8, 2016 and a payment date of December 29, 2016.

[1]	Free cash-flow defined as “Net cash provided by operating activities” minus “Payments for property, plant and equipment.”.

Adjusted EBITDA:

	Nine Months Ended September 30, 2016	Quarter Ended September 30, 2016	Quarter Ended June 30, 2016
Loss attributable to the parent	$(96,460)	(28,523)	(42,238)
Loss attributable to non-controlling interest	(15,836)	(2,545)	(7,080)
Income tax benefit	(38,419)	(10,158)	(29,038)
Net finance expense	21,216	6,693	6,908
Exchange differences	2,880	876	276
Depreciation and amortization charges, operating allowances and write-downs	97,972	30,440	24,534
EBITDA	(28,647)	(3,217)	(46,638)
Transaction and due diligence expenses	7,979	111	5,227
Impairment loss	67,630	9,043	58,587
Globe purchase price allocation adjustments	10,022	—	—
Business interruption	2,532	2,532	—
Inventory impairment	4,330	4,330	—

Adjusted EBITDA, excluding above items	$63,846	12,799	17,176

Adjusted diluted loss per share:

	Nine Months Ended September 30, 2016	Quarter Ended September 30, 2016	Quarter Ended June 30, 2016
Diluted loss per ordinary share	(0.56)	(0.17)	(0.25)
Tax rate adjustment	0.06	0.01	(0.01)
Transaction and due diligence expenses	0.03	—	0.02
Impairment loss	0.27	0.04	0.23
Globe purchase price allocation adjustments	0.04	—	—
Business interruption	0.01	0.01	—
Inventory impairment	0.02	0.02	—

Adjusted diluted loss per ordinary share	(0.13)	(0.09)	(0.01)

Adjusted net loss attributable to Ferroglobe:

	Nine Months Ended September 30, 2016	Quarter Ended September 30, 2016	Quarter Ended June 30, 2016
Loss attributable to the parent	$(96,460)	(28,523)	(42,238)
Tax rate adjustment	9,810	3,035	(3,964)
Transaction and due diligence expenses	5,426	75	3,555
Impairment loss	45,988	6,149	39,839
Globe purchase price allocation adjustments	6,815	—	—
Business interruption	1,722	1,722	—
Inventory impairment	2,944	2,944	—

Adjusted loss attributable to the parent	$(23,755)	(14,598)	(2,808)

Conference Call

Ferroglobe will review third quarter 2016 results during a conference call at 9:00 a.m. Eastern Time on November 14, 2016. The dial-in number for the call for participants in the United States is 877-293-5491 (conference ID 16304340). International callers should dial +1 914-495-8526 (conference ID 16304340). Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast available at http://edge.media-server.com/m/p/p9w9vtyt.

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon-based specialty alloys, and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the company’s future plans, strategies and expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology, including, but not limited to, “may,” “could,” “seek,” “guidance,” “predicts,” “potential,” “likely,” “believe,” “will,” “expect,” “anticipate,: “estimate,” “plan,” “intends,” “forecast” or variations of these terms and similar expressions, or the negative of these terms or similar expressions.

Forward-looking statements contained in this press release are based on information presently available to us and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control.

You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that the legacy businesses of Globe and FerroAtlántica will not be integrated successfully or that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward-looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods.

All information in this press release is as of the date of its release. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this press release to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-GAAP Measures

EBITDA, adjusted EBITDA, adjusted loss attributable to parent and adjusted diluted loss per ordinary share are non-GAAP measures.

We have included these measures to provide supplemental measures of our performance which we believe are important because they eliminate items that have less bearing on our current and future operating performance and so highlights trends in our core business that may not otherwise be apparent when relying solely on GAAP financial measures. Reconciliations of these measures to the comparable GAAP financial measures are provided above and in the attached financial statements.

*    *    *

INVESTOR CONTACT:

Ferroglobe PLC

Joe Ragan, 786-509-6925

Chief Financial Officer

Email: jragan@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Nine Months Ended September 30, 2016	Quarter Ended September 30, 2016	Quarter Ended June 30, 2016	Year Ended December 31, 2015 *
Sales	$1,186,159	$364,727	$397,953	$2,039,608
Cost of sales	(771,238)	(236,631)	(252,764)	(1,225,313)
Other operating income	11,013	4,963	3,717	20,455
Staff costs	(206,819)	(67,586)	(72,050)	(330,382)
Other operating expense	(179,805)	(60,490)	(64,374)	(351,929)
Depreciation and amortization charges, operating allowances and write-downs	(97,972)	(30,440)	(24,534)	(141,097)
Impairment losses	(67,631)	(9,044)	(58,587)	(52,042)
Other (loss) gain	(326)	844	(533)	(3,473)

Operating loss	(126,619)	(33,657)	(71,172)	(44,173)
Finance income	1,233	548	442	1,343
Finance expense	(22,449)	(7,241)	(7,350)	(34,521)
Exchange differences	(2,880)	(876)	(276)	29,993

Loss before tax	(150,715)	(41,226)	(78,356)	(47,358)
Income tax benefit (expense)	38,419	10,158	29,038	(62,546)

Loss for the period	(112,296)	(31,068)	(49,318)	(109,904)
Loss attributable to non-controlling interest	15,836	2,545	7,080	13,308

Loss attributable to the parent	$(96,460)	$(28,523)	$(42,238)	$(96,596)

EBITDA	(28,647)	(3,217)	(46,638)	96,924
Adjusted EBITDA	63,846	12,799	17,176	294,799

Weighted average shares outstanding
Basic	171,838	171,838	171,838
Diluted	171,838	171,838	171,838

Loss per ordinary share
Basic	(0.56)	(0.17)	(0.25)
Diluted	(0.56)	(0.17)	(0.25)

*	— Represents combined Globe and FerroAtlantica results on a pro forma basis.

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	September 30, 2016	June 30, 2016	December 31, 2015
ASSETS
Non-current assets
Goodwill	$402,491	404,015	403,929
Other intangible assets	70,130	71,247	71,619
Property, plant and equipment	929,217	941,580	1,012,367
Non-current financial assets	10,541	10,091	9,672
Deferred tax assets	55,228	51,337	36,098
Non-current receivables from related parties	2,233	—	—
Other non-current assets	21,302	21,881	20,615

Total non-current assets	1,491,142	1,500,151	1,554,300
Current assets
Inventories	369,996	374,795	425,372
Trade and other receivables	197,817	216,322	275,254
Current receivables from related parties	10,312	3,705	10,950
Current income tax assets	30,826	22,302	9,273
Current financial assets	14,204	18,005	4,112
Other current assets	13,236	12,299	10,134
Cash and cash equivalents	119,166	135,774	116,666

Total current assets	755,557	783,202	851,761

Total assets	$2,246,699	2,283,353	2,406,061

EQUITY AND LIABILITIES
Equity	$1,170,774	1,220,184	1,294,973
Non-current liabilities
Deferred income	5,259	6,512	4,389
Provisions	85,846	82,250	81,853
Bank borrowings	96,870	231,202	223,676
Obligations under finance leases	79,780	84,059	89,768
Other financial liabilities	7,748	8,283	7,549
Other non-current liabilities	4,295	3,741	4,517
Deferred tax liabilities	178,577	183,878	206,648

Total non-current liabilities	458,375	599,925	618,400
Current liabilities
Provisions	17,688	13,867	9,010
Bank borrowings	357,004	219,922	182,554
Obligations under finance leases	15,118	13,841	13,429
Payables to related parties	6,220	2,353	7,827
Trade and other payables	150,733	134,122	147,073
Current income tax liabilities	4,987	2,139	10,887
Other current liabilities	65,800	77,000	121,908

Total current liabilities	617,550	463,244	492,688

Total equity and liabilities	$2,246,699	2,283,353	2,406,061

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars)

	Nine Months Ended September 30, 2016	Quarter Ended September 30, 2016	Quarter Ended June 30, 2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	$(112,296)	$(31,068)	$(49,318)
Adjustments to reconcile net loss to net cash provided by operating activities:
Income tax benefit	(38,419)	(10,158)	(29,038)
Depreciation and amortization charges, operating allowances and write-downs	97,972	30,440	24,534
Finance income	(1,233)	(548)	(442)
Finance expense	22,449	7,241	7,350
Exchange differences	2,880	876	276
Impairment losses	67,631	9,044	58,587
Loss on disposals of non-current and financial assets	408	217	242
Other adjustments	4,248	3,269	291
Changes in operating assets and liabilities
Decrease in inventories	59,831	2,135	14,347
Decrease in trade receivables	71,783	17,547	28,439
Increase in trade payables	1,093	9,834	(10,651)
Other*	(59,504)	(603)	(16,050)
Income taxes (paid) received	(20,188)	(8,911)	1,497
Interest paid	(20,306)	(6,837)	(5,767)

Net cash provided by operating activities	76,349	22,478	24,297

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments due to investments:
Other intangible assets	(2,543)	(2,020)	(87)
Property, plant and equipment	(53,289)	(10,805)	(15,676)
Non-current financial assets	(684)	(411)	(273)
Current financial assets	(9,930)	3,988	(13,865)
Disposals:
Intangible assets	—	—	(30)
Property, plant and equipment	—	—	(104)
Current financial assets	—	(99)	99
Interest received	2,037	1,328	466

Net cash used by investing activities	(64,409)	(8,019)	(29,470)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(41,243)	(27,496)	—
Increase/(decrease) in bank borrowings:
Borrowings	105,331	22,362	25,978
Payments	(57,698)	(19,623)	11,623
Other amounts paid due to financing activities	(8,313)	(3,750)	(3,851)

Net cash (used) provided by financing activities	(1,923)	(28,507)	33,750

TOTAL NET CASH FLOWS FOR THE PERIOD	10,017	(14,048)	28,577

Beginning balance of cash and cash equivalents	116,666	135,774	114,019
Exchange differences on cash and cash equivalents in foreign currencies	(7,517)	(2,560)	(6,822)

Ending balance of cash and cash equivalents	$119,166	$119,166	$135,774

*	Includes the cash outflow impact of the $32.5M shareholder settlement during the quarter ended March 31, 2016.